Exhibit 99.2

Orbotech Ltd. Announces Public Offering of Ordinary Shares

June 9, 2016, YAVNE, ISRAEL – ORBOTECH LTD. (the “Company”) (NASDAQ/GSM SYMBOL: ORBK) announced today that it plans to offer 3,850,000 ordinary shares to the public (the “Offering”). In connection with the Offering, Orbotech has also granted the underwriter an option to purchase up to 385,000 additional ordinary shares.

The Company plans to use the net proceeds of the Offering to repay a portion of its outstanding indebtedness under its Credit Agreement, dated as of August 7, 2014.

Barclays Capital Inc. is acting as sole book-running manager of the Offering, which will be made under an effective shelf registration statement.

The Offering is being made only by means of a prospectus supplement and accompanying base prospectus. When available, the preliminary prospectus supplement and accompanying base prospectus relating to the ordinary shares being offered in the Offering may be obtained from Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: (888) 603-5847, email: barclaysprospectus@broadridge.com.

A registration statement (including a prospectus) relating to these securities has been filed with the U.S. Securities and Exchange Commission (the “SEC”) and has become effective. Before you invest, you should read the prospectus in that registration statement and other documents filed with the SEC for more information about the Company and this Offering. You may obtain these documents free of charge by visiting the SEC’s website at www.sec.gov.

This press release is for informational purposes only and shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Orbotech Ltd.

Orbotech Ltd. (NASDAQ/GSM: ORBK) is a global innovator of enabling technologies used in the manufacture of the world’s most sophisticated consumer and industrial products throughout the electronics and adjacent industries. The Company is a leading provider of yield enhancement and production solutions for electronics reading, writing and connecting, used by manufacturers of printed circuit boards, flat panel displays, advanced packaging, micro-electro-mechanical systems and other electronic components. Virtually every electronic device in the world is produced using Orbotech systems.

Forward-Looking Statements

This press release includes or incorporates by reference certain statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties, and are identified by words such as “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and are subject to uncertainties and factors relating to Orbotech’s operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Many factors could cause the actual results to differ materially from those projected including, without limitation, cyclicality in the industries in which the Company operates, the Company’s production capacity, timing and occurrence of product acceptance (the Company defines “bookings” and “backlog” as purchase arrangements with customers that are based on mutually agreed terms, which, in some cases for bookings and backlog, may still be subject to completion of written documentation and may be changed or cancelled by the customer, often without penalty), fluctuations in product mix, worldwide economic conditions generally, especially in the industries in which the Company operates, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices as well as automobiles, the Company’s global operations and its ability to comply with varying legal, regulatory, exchange, tax and customs regimes, the Company’s ability to achieve strategic initiatives, including related to its acquisition strategy, the Company’s debt and corporate financing activities, the final timing and outcome (each, expected in mid-to-late 2016), and impact of the criminal matter and ongoing investigation in Korea, including any impact on existing or future business opportunities in Korea and elsewhere, any civil actions related to the Korean matter brought by third parties, including the Company’s customers, which may result in monetary judgments or settlements, expenses associated with the Korean matter, ongoing or increased hostilities in Israel and the surrounding areas, and other risks detailed in the Company’s SEC reports, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2015, and subsequent SEC filings. As a result of all of the foregoing, the forward looking events discussed in this press release might not occur and our actual results may differ materially from those anticipated in the forward looking statements. Accordingly, you should not unduly rely on any forward looking statements. The Company assumes no obligation to update the information in this press release to reflect new information, future events or otherwise, except as required by law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

For further information, please contact:

Ran Bareket

Corporate Vice President and Chief Financial Officer

Orbotech Ltd.

Tel: +972-8-942-3638

Ran-B@orbotech.com

Tally Kaplan Porat

Head of Corporate Marketing

Orbotech Ltd.

Tel: +972-8-942-3603

Tally-Ka@orbotech.com